EXHIBIT 12

DIRECTV HOLDINGS LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS

	Pro Forma (a)	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
	Year Ended December 31, 2002
EARNINGS:
Earnings from continuing operations before income taxes	$42.4	$140.5	$216.2
Interest expense(b)	176.7	47.7	62.5
Estimated interest portion of rents(c)	10.2	2.6	5.1

Total Earnings	$229.3	$190.8	$283.8

FIXED CHARGES:
Interest expense(b)	$176.7	$47.7	$62.5
Estimated interest portion of rents(c)	10.2	2.6	5.1

Total Fixed Charges	$186.9	$50.3	$67.6

Ratio of Earnings to Fixed Charges and Earnings	1.23	3.79	4.20

(a)	Amounts adjusted as if the issuance of the Original Notes and borrowings under the senior secured credit facility had occurred as of the beginning of the period presented.
(b)	Pro forma Interest expense assumes a weighted average interest rate of 6.735% and reflects the principle debt outstanding for the Original Notes and the borrowings under the senior secured credit facility.
(c)	Interest expense was estimated by using one-third of total rental payments.

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